[Translation]

Cabinet Office Ordinance Concerning Disclosure of Status of Bulk Holding of Share Certificates, Etc.

Form No. 1

Cover page

Filing Document (2):                                 Amendment No 1

Based on:                                            Article 27-25,  Paragraph 1
                                                     of the Securities and
                                                     Exchange Law

Filed with:                                          Director of Tokai Local
                                                     Finance Bureau

Name (3):                                            Fujio Cho, President,
                                                     Toyota Motor Corporation

Address or Location of Head Office (3):              1 Toyota-cho, Toyota City,
                                                     Aichi Prefecture

Effective Date of Reporting Duty (4):                August 7, 2003

Filing Date:                                         August 8, 2003

Total  Number  of  Submitter   and  Joint  Holders   6
(persons):

Submitting Method (5):                               Others


I. Matters Regarding Issuing Company (6)

----------------------------------------------------------------------------------------------------------------
   Name of Issuing Company              Toyota Motor Corporation
----------------------------------------------------------------------------------------------------------------
   Company Code                         7203
----------------------------------------------------------------------------------------------------------------
   Listed / Over-the-counter            Listed
----------------------------------------------------------------------------------------------------------------
   Listed Securities Exchange(s)        Tokyo, Nagoya, Osaka, Fukuoka, Sapporo
----------------------------------------------------------------------------------------------------------------
   Location of Head Office              1 Toyota-cho, Toyota City, Aichi Prefecture
----------------------------------------------------------------------------------------------------------------


II.  Matters Regarding Submitter

   1. Submitter (Bulk Holder)/1 (7)
      (1) Profile of Submitter (8)
      [1] Submitter (Bulk Holder)
----------------------------------------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
----------------------------------------------------------------------------------------------------------------
   Name                                 Fujio Cho, President, Toyota Motor Corporation
----------------------------------------------------------------------------------------------------------------
   Address or Location of Head          1 Toyota-cho, Toyota City, Aichi Prefecture
   Office
----------------------------------------------------------------------------------------------------------------
   Former Name
----------------------------------------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
----------------------------------------------------------------------------------------------------------------





       [2] Individual
----------------------------------------------------------------------------------------------------------------
   Date of Birth
----------------------------------------------------------------------------------------------------------------
   Occupation
----------------------------------------------------------------------------------------------------------------
   Name of Company
----------------------------------------------------------------------------------------------------------------
   Address of Company
----------------------------------------------------------------------------------------------------------------

       [3] Judicial Person
----------------------------------------------------------------------------------------------------------------
   Date of Incorporation                August 27, 1937
----------------------------------------------------------------------------------------------------------------
   Name of Representative               Fujio Cho
----------------------------------------------------------------------------------------------------------------
   Title of Representative              President
----------------------------------------------------------------------------------------------------------------
   Business Purposes                    Manufacture, sale, leasing and
                                        repair of motor vehicles, ships,
                                        aircraft, other transportation machinery
                                        and apparatus, space machinery and
                                        apparatus, and parts thereof, etc.
----------------------------------------------------------------------------------------------------------------

       [4] Place to Contact
----------------------------------------------------------------------------------------------------------------
   Place to Contact and Name of         Yuji Maki, Project General Manager of Financial Reporting and
   Person in Charge                     Planning Department, Accounting Division
----------------------------------------------------------------------------------------------------------------
   Telephone Number                     0565-28-2121
----------------------------------------------------------------------------------------------------------------

     (2) Holding Purposes (9)
----------------------------------------------------------------------------------------------------------------
   In order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment.
----------------------------------------------------------------------------------------------------------------



     (3) Breakdown of Stock, Etc. Held by Submitter (10)
     [1] Number of Stock, Etc. Held
----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article        Article 27-23,           Article 27-23,
                                       27-23, Paragraph 3       Paragraph 3, Item 1      Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                             198,084,618                      -                        -
----------------------------------------------------------------------------------------------------------------

  Warrants (shares)                   A               400                      -        G

----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                        -        H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                        -        I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                 J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                 K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                 L
  Securities
----------------------------------------------------------------------------------------------------------------
           Total (shares)             M      198,085,018             N         -        O               -

----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which       P                -
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q     198,085,018
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted       R               -
  Shares Held
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------





       [2] Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares       S 3,609,997,492
  (shares) (as of July 31, 2003)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                     5.49
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                     4.39
  Held Stated in the Preceding
  Report (%)
----------------------------------------------------------------------------------------------------------------



     (4)Conditions concerning Acquisition or Disposal during the Last Sixty
        (60) Days of Shares, Etc. Issued by Issuing Company (11)
----------------------------------------------------------------------------------------------------------------
       Date            Kind of Stock, Etc.           Number         Acquisition / Disposal       Unit Price
----------------------------------------------------------------------------------------------------------------
   June 9, 2003       Shares of common stock       1,600,000             Acquisition
----------------------------------------------------------------------------------------------------------------
  June 10, 2003       Shares of common stock       1,495,600             Acquisition
----------------------------------------------------------------------------------------------------------------
  June 11, 2003       Shares of common stock       1,439,400             Acquisition
----------------------------------------------------------------------------------------------------------------
  June 12, 2003       Shares of common stock       1,081,500             Acquisition
----------------------------------------------------------------------------------------------------------------
  June 30, 2003       Shares of common stock           3,014             Acquisition               JPY 3,034
----------------------------------------------------------------------------------------------------------------
  July 31,2003        Shares of common stock           8,781             Acquisition               JPY 3,220
----------------------------------------------------------------------------------------------------------------
  August 7,2003       Shares of common stock       24,288,200            Acquisition               JPY 3,060
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------


     (5) Material Agreements Including Security Agreements Related to Shares,
Etc. (12)
----------------------------------------------------------------------------------------------------------------
   Not applicable.
----------------------------------------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held
       [1] Breakdown of Funds for Acquisition
----------------------------------------------------------------------------------------------------------------
   Amount of Own Funds (Y) (JPY 1,000)               587,508,306
----------------------------------------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)                -
   (JPY 1,000)
----------------------------------------------------------------------------------------------------------------
   Total Amount of Other Funds (V) (JPY 1,000)       -
----------------------------------------------------------------------------------------------------------------
   Breakdown of Above (V)                            -
----------------------------------------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition             587,508,306
   (JPY 1,000) (T+U+V)
----------------------------------------------------------------------------------------------------------------



       [2] Breakdown of Borrowings
----------------------------------------------------------------------------------------------------------------
  Number          Name             Type of         Name of          Location        Purpose of     Amount
            (Name of Branch)      Business     Representative                        Borrowing     (JPY 1,000)
----------------------------------------------------------------------------------------------------------------
    1       Not applicable.
----------------------------------------------------------------------------------------------------------------
    2
----------------------------------------------------------------------------------------------------------------
    3
----------------------------------------------------------------------------------------------------------------
    4
----------------------------------------------------------------------------------------------------------------
    5
----------------------------------------------------------------------------------------------------------------
    6
----------------------------------------------------------------------------------------------------------------
    7
----------------------------------------------------------------------------------------------------------------
    8
----------------------------------------------------------------------------------------------------------------
    9
----------------------------------------------------------------------------------------------------------------
    10
----------------------------------------------------------------------------------------------------------------



II.  Matters Regarding Submitter

   2.Submitter (Bulk Holder)/2(7)
     (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)
----------------------------------------------------------------------------------------------------------------
   Individual / Judicial Person         Judicial person (Joint stock company)
----------------------------------------------------------------------------------------------------------------
   Name                                 Takehiko Kato, President, Towa Real Estate Co., Ltd.
----------------------------------------------------------------------------------------------------------------
   Address or Location of Head          11-27, Meieki 4-chome, Nakamura-ku, Nagoya City, Aichi Prefecture
   Office
----------------------------------------------------------------------------------------------------------------
   Former Name
----------------------------------------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
----------------------------------------------------------------------------------------------------------------

       [2] Individual
----------------------------------------------------------------------------------------------------------------
   Date of Birth
----------------------------------------------------------------------------------------------------------------
   Occupation
----------------------------------------------------------------------------------------------------------------
   Name of Company
----------------------------------------------------------------------------------------------------------------
   Address of Company
----------------------------------------------------------------------------------------------------------------

       [3] Judicial Person
----------------------------------------------------------------------------------------------------------------
   Date of Incorporation                August 17, 1953
----------------------------------------------------------------------------------------------------------------
   Name of Representative               Takehiko Kato
----------------------------------------------------------------------------------------------------------------
   Title of Representative              President
----------------------------------------------------------------------------------------------------------------
   Business Purposes                    Real estate development, management and rental
----------------------------------------------------------------------------------------------------------------

       [4] Place to Contact
----------------------------------------------------------------------------------------------------------------
   Place to Contact and Name of         Tatsuro Mizuno, Director and General Manager of Accounting Division
   Person in Charge
----------------------------------------------------------------------------------------------------------------
   Telephone Number                     052-584-7161
----------------------------------------------------------------------------------------------------------------

     (2) Holding Purposes (9)
----------------------------------------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
----------------------------------------------------------------------------------------------------------------



     (2) Breakdown of Stock, Etc. Held by Joint Holder (17)
         [1] Number of Stock, Etc. Held
----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article        Article 27-23,           Article 27-23,
                                       27-23, Paragraph 3       Paragraph 3, Item 1      Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                                 35,314,248                     -                      -
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                          -      G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                          -      H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                          -      I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                 J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                 K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                 L
  Securities
----------------------------------------------------------------------------------------------------------------

           Total (shares)             M           35,314,248   N                 -      O               -
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which       P                                          -
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q           35,314,248
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted       R                                          -
  Shares Held
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares       S        3,609,997,492
  (shares) (as of July 31, 2003)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                            0.98
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                           0.98
  Held Stated in the Preceding
  Report (%)
----------------------------------------------------------------------------------------------------------------



     (4)Conditions concerning Acquisition or Disposal during the Last Sixty
        (60) Days of Shares, Etc. Issued by Issuing Company (11)
----------------------------------------------------------------------------------------------------------------
       Date            Kind of Stock, Etc.           Number         Acquisition / Disposal       Unit Price
----------------------------------------------------------------------------------------------------------------
                    Not applicable
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares,
Etc. (12)
----------------------------------------------------------------------------------------------------------------
   Not applicable.
----------------------------------------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held
       [1] Breakdown of Funds for Acquisition
----------------------------------------------------------------------------------------------------------------
   Amount of Own Funds (Y) (JPY 1,000)            867,413
----------------------------------------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)                   -
   (JPY 1,000)
----------------------------------------------------------------------------------------------------------------
   Total Amount of Other Funds (V) (JPY1,000)           -
----------------------------------------------------------------------------------------------------------------
   Breakdown of Above (V)                               -
----------------------------------------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition          867,413
   (JPY 1,000) (T+U+V)
----------------------------------------------------------------------------------------------------------------



       [2] Breakdown of Borrowings
----------------------------------------------------------------------------------------------------------------
  Number          Name             Type of         Name of          Location        Purpose of     Amount
            (Name of Branch)      Business     Representative                        Borrowing      (JPY 1,000)
----------------------------------------------------------------------------------------------------------------
    1       Not applicable.
----------------------------------------------------------------------------------------------------------------
    2
----------------------------------------------------------------------------------------------------------------
    3
----------------------------------------------------------------------------------------------------------------
    4
----------------------------------------------------------------------------------------------------------------
    5
----------------------------------------------------------------------------------------------------------------
    6
----------------------------------------------------------------------------------------------------------------
    7
----------------------------------------------------------------------------------------------------------------
    8
----------------------------------------------------------------------------------------------------------------
    9
----------------------------------------------------------------------------------------------------------------
    10
----------------------------------------------------------------------------------------------------------------



II.  Matters Regarding Submitter

   3. Submitter (Bulk Holder)/3 (7)
      (1) Profile of Submitter (8)
         [1] Submitter (Bulk Holder)
----------------------------------------------------------------------------------------------------------------
   Individual / Judicial Person         Judicial person (Joint stock company)
----------------------------------------------------------------------------------------------------------------
   Name                                 Risuke Kubochi, President, Toyota Auto Body Co., Ltd.
----------------------------------------------------------------------------------------------------------------
   Address or Location of Head          100, Kaneyama, Ichirisato-cho, Kariya City, Aichi Prefecture
   Office
----------------------------------------------------------------------------------------------------------------
   Former Name
----------------------------------------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
----------------------------------------------------------------------------------------------------------------

       [2] Individual
----------------------------------------------------------------------------------------------------------------
   Date of Birth
----------------------------------------------------------------------------------------------------------------
   Occupation
----------------------------------------------------------------------------------------------------------------
   Name of Company
----------------------------------------------------------------------------------------------------------------
   Address of Company
----------------------------------------------------------------------------------------------------------------

       [3] Judicial Person
----------------------------------------------------------------------------------------------------------------
   Date of Incorporation                August 31, 1945
----------------------------------------------------------------------------------------------------------------
   Name of Representative               Risuke Kubochi
----------------------------------------------------------------------------------------------------------------
   Title of Representative              President
----------------------------------------------------------------------------------------------------------------
   Business Purposes                    Manufacture and sale of auto bodies
----------------------------------------------------------------------------------------------------------------

       [4] Place to Contact
----------------------------------------------------------------------------------------------------------------
   Place to Contact and Name of         Shinobu Ichikawa, Deputy General Manager of Business Administration
   Person in Charge                     Division
----------------------------------------------------------------------------------------------------------------
   Telephone Number                     0566-36-2121
----------------------------------------------------------------------------------------------------------------

     (2) Holding Purposes (9)
----------------------------------------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
----------------------------------------------------------------------------------------------------------------



     (2) Breakdown of Stock, Etc. Held by Joint Holder (17)
         [1] Number of Stock, Etc. Held
----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article        Article 27-23,           Article 27-23,
                                       27-23, Paragraph 3       Paragraph 3, Item 1      Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                                  9,214,358                    -                5,328,000
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                         -       G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                         -       H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                         -       I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                 J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                 K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                 L
  Securities
----------------------------------------------------------------------------------------------------------------
           Total (shares)             M            9,214,358   N                -       O       5,328,000
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which       P                    -
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q           14,542,358
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted       R                     -
  Shares Held
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares       S        3,609,997,492
  (shares) (as of July 31, 2003)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                            0.40
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                           0.40
  Held Stated in the Preceding
  Report (%)
----------------------------------------------------------------------------------------------------------------



     (4)Conditions concerning Acquisition or Disposal during the Last Sixty
        (60) Days of Shares, Etc. Issued by Issuing Company (11)
----------------------------------------------------------------------------------------------------------------
       Date            Kind of Stock, Etc.           Number         Acquisition / Disposal       Unit Price
----------------------------------------------------------------------------------------------------------------
                    Not applicable
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares,
Etc. (12)
----------------------------------------------------------------------------------------------------------------
   Not applicable.
----------------------------------------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held
       [1] Breakdown of Funds for Acquisition
----------------------------------------------------------------------------------------------------------------
   Amount of Own Funds (Y) (JPY1,000)             4,215,178
----------------------------------------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)             -
   (JPY 1,000)
----------------------------------------------------------------------------------------------------------------
   Total Amount of Other Funds (V) (JPY 1,000)    -
----------------------------------------------------------------------------------------------------------------
   Breakdown of Above (V)                         -
----------------------------------------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition          4,215,178
   (JPY 1,000) (T+U+V)
----------------------------------------------------------------------------------------------------------------



       [2] Breakdown of Borrowings
----------------------------------------------------------------------------------------------------------------
  Number          Name             Type of         Name of          Location        Purpose of     Amount
            (Name of Branch)      Business     Representative                        Borrowing      (JPY 1,000)
----------------------------------------------------------------------------------------------------------------
    1       Not applicable.
----------------------------------------------------------------------------------------------------------------
    2
----------------------------------------------------------------------------------------------------------------
    3
----------------------------------------------------------------------------------------------------------------
    4
----------------------------------------------------------------------------------------------------------------
    5
----------------------------------------------------------------------------------------------------------------
    6
----------------------------------------------------------------------------------------------------------------
    7
----------------------------------------------------------------------------------------------------------------
    8
----------------------------------------------------------------------------------------------------------------
    9
----------------------------------------------------------------------------------------------------------------
    10
----------------------------------------------------------------------------------------------------------------



II.  Matters Regarding Submitter

   4. Submitter (Bulk Holder)/4 (7)
        (1) Profile of Submitter (8)
         [1] Submitter (Bulk Holder)
----------------------------------------------------------------------------------------------------------------
   Individual / Judicial Person         Judicial person (Joint stock company)
----------------------------------------------------------------------------------------------------------------
   Name                                 Susumu Uchikawa, President, Kanto Auto Works, Ltd.
----------------------------------------------------------------------------------------------------------------
   Address or Location of Head          Tauraminato-cho, Yokosuka City, Kanagawa Prefecture
   Office
----------------------------------------------------------------------------------------------------------------
   Former Name
----------------------------------------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
----------------------------------------------------------------------------------------------------------------

       [2] Individual
----------------------------------------------------------------------------------------------------------------
   Date of Birth
----------------------------------------------------------------------------------------------------------------
   Occupation
----------------------------------------------------------------------------------------------------------------
   Name of Company
----------------------------------------------------------------------------------------------------------------
   Address of Company
----------------------------------------------------------------------------------------------------------------

       [3] Judicial Person
----------------------------------------------------------------------------------------------------------------
   Date of Incorporation                July 22, 1942
----------------------------------------------------------------------------------------------------------------
   Name of Representative               Susumu Uchikawa
----------------------------------------------------------------------------------------------------------------
   Title of Representative              President
----------------------------------------------------------------------------------------------------------------
   Business Purposes                    Manufacture, sale and repair of
                                        motor vehicles and other transportation
                                        machinery and apparatus, and parts
                                        thereof, etc.
----------------------------------------------------------------------------------------------------------------

       [4] Place to Contact
----------------------------------------------------------------------------------------------------------------
   Place to Contact and Name of         Yosuke Uematsu, General Manager of Finance and Cost Control Division
   Person in Charge
----------------------------------------------------------------------------------------------------------------
   Telephone Number                     046-862-2681
----------------------------------------------------------------------------------------------------------------

     (2) Holding Purposes (9)
----------------------------------------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
----------------------------------------------------------------------------------------------------------------



     (2) Breakdown of Stock, Etc. Held by Joint Holder (17)
       [1] Number of Stock, Etc. Held
----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article        Article 27-23,           Article 27-23,
                                       27-23, Paragraph 3       Paragraph 3, Item 1      Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                                  3,441,323                                       2,814,000
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                         -       G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                         -       H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                         -       I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                 J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                 K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                 L
  Securities
----------------------------------------------------------------------------------------------------------------
           Total (shares)             M            3,441,323   N                        O          2,814,000
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which       P
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q            6,225,323
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted       R
  Shares Held
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares       S        3,609,997,492
  (shares) (as of July 31, 2003)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                            0.17
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                            0.17
  Held Stated in the Preceding
  Report (%)
----------------------------------------------------------------------------------------------------------------



     (4)Conditions concerning Acquisition or Disposal during the Last Sixty
        (60) Days of Shares, Etc. Issued by Issuing Company (11)
----------------------------------------------------------------------------------------------------------------
       Date            Kind of Stock, Etc.           Number         Acquisition / Disposal       Unit Price
----------------------------------------------------------------------------------------------------------------
                      Shares of common stock                             Acquisition
----------------------------------------------------------------------------------------------------------------
                      Shares of common stock                             Acquisition
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)
----------------------------------------------------------------------------------------------------------------
   Not applicable.
----------------------------------------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held
       [1] Breakdown of Funds for Acquisition
----------------------------------------------------------------------------------------------------------------
   Amount of Own Funds (Y) (JPY 1,000)               7,444,049
----------------------------------------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)             -
   (JPY 1,000)
----------------------------------------------------------------------------------------------------------------
   Total Amount of Other Funds (V) (JPY 1,000)    -
----------------------------------------------------------------------------------------------------------------
   Breakdown of Above (V)                         -
----------------------------------------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition          7,444,049
   (JPY 1,000) (T+U+V)
----------------------------------------------------------------------------------------------------------------



       [2] Breakdown of Borrowings
----------------------------------------------------------------------------------------------------------------
  Number          Name             Type of         Name of          Location        Purpose of     Amount
            (Name of Branch)      Business     Representative                        Borrowing      (JPY 1,000)
----------------------------------------------------------------------------------------------------------------
    1       Not applicable.
----------------------------------------------------------------------------------------------------------------
    2
----------------------------------------------------------------------------------------------------------------
    3
----------------------------------------------------------------------------------------------------------------
    4
----------------------------------------------------------------------------------------------------------------
    5
----------------------------------------------------------------------------------------------------------------
    6
----------------------------------------------------------------------------------------------------------------
    7
----------------------------------------------------------------------------------------------------------------
    8
----------------------------------------------------------------------------------------------------------------
    9
----------------------------------------------------------------------------------------------------------------
    10
----------------------------------------------------------------------------------------------------------------


II.  Matters Regarding Submitter


   6. Submitter (Bulk Holder)/6 (7)
        (1) Profile of Submitter (8)
         [1] Submitter (Bulk Holder)

----------------------------------------------------------------------------------------------------------------
   Individual / Judicial Person         Judicial person (Joint stock company)
----------------------------------------------------------------------------------------------------------------
   Name                                 Taketo Matoba, President, Horie Metal Co.,Ltd.
----------------------------------------------------------------------------------------------------------------
   Address or Location of Head          26, Konosu-cho 2-chome, Toyota City, Aichi Prefecture
   Office
----------------------------------------------------------------------------------------------------------------
   Former Name
----------------------------------------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
----------------------------------------------------------------------------------------------------------------

       [2] Individual
----------------------------------------------------------------------------------------------------------------
   Date of Birth
----------------------------------------------------------------------------------------------------------------
   Occupation
----------------------------------------------------------------------------------------------------------------
   Name of Company
----------------------------------------------------------------------------------------------------------------
   Address of Company
----------------------------------------------------------------------------------------------------------------

       [3] Judicial Person
----------------------------------------------------------------------------------------------------------------
   Date of Incorporation                July 7, 1942
----------------------------------------------------------------------------------------------------------------
   Name of Representative               Taketo Matoba
----------------------------------------------------------------------------------------------------------------
   Title of Representative              President
----------------------------------------------------------------------------------------------------------------
   Business Purposes                    Manufacture, sale and designing of parts of motor vehicles, processing and sale of steel plate
----------------------------------------------------------------------------------------------------------------

       [4] Place to Contact
----------------------------------------------------------------------------------------------------------------
   Place to Contact and Name of         Katsuhide Ito, General Manager of Accounting Division, Operation
   Person in Charge                     Department
----------------------------------------------------------------------------------------------------------------
   Telephone Number                     0565-29-8364
----------------------------------------------------------------------------------------------------------------

     (2) Holding Purposes (9)
----------------------------------------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
----------------------------------------------------------------------------------------------------------------



     (2) Breakdown of Stock, Etc. Held by Joint Holder (17)
        [1] Number of Stock, Etc. Held
----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article        Article 27-23,           Article 27-23,
                                       27-23, Paragraph 3       Paragraph 3, Item 1      Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                                    560,949                     -                     -
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                          -      G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                          -      H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                          -      I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                 J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                 K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                 L
  Securities
----------------------------------------------------------------------------------------------------------------
           Total (shares)             M              560,949   N                 -      O               -
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which       P                    -
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q              560,949
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted       R                    -
  Shares Held
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares       S        3,609,997,492
  (shares) (as of July 31, 2003)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                            0.02
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                            0.02
  Held Stated in the Preceding
  Report (%)
----------------------------------------------------------------------------------------------------------------



     (4)Conditions concerning Acquisition or Disposal during the Last Sixty
        (60) Days of Shares, Etc. Issued by Issuing Company (11)
----------------------------------------------------------------------------------------------------------------
       Date            Kind of Stock, Etc.           Number         Acquisition / Disposal       Unit Price
----------------------------------------------------------------------------------------------------------------
                    Not applicable
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares,
Etc. (12)
----------------------------------------------------------------------------------------------------------------
   Not applicable.
----------------------------------------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held
       [1] Breakdown of Funds for Acquisition
----------------------------------------------------------------------------------------------------------------
   Amount of Own Funds (Y) (JPY 1,000)          -
----------------------------------------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)           -
   (JPY 1,000)
----------------------------------------------------------------------------------------------------------------
   Total Amount of Other Funds (V) (JPY 1,000)  -
----------------------------------------------------------------------------------------------------------------
   Breakdown of Above (V)                       -
----------------------------------------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition        -
   (JPY 1,000) (T+U+V)
----------------------------------------------------------------------------------------------------------------



       [2] Breakdown of Borrowings
----------------------------------------------------------------------------------------------------------------
  Number          Name             Type of         Name of          Location        Purpose of     Amount
            (Name of Branch)      Business     Representative                        Borrowing      (JPY 1,000)
----------------------------------------------------------------------------------------------------------------
    1       Not applicable.
----------------------------------------------------------------------------------------------------------------
    2
----------------------------------------------------------------------------------------------------------------
    3
----------------------------------------------------------------------------------------------------------------
    4
----------------------------------------------------------------------------------------------------------------
    5
----------------------------------------------------------------------------------------------------------------
    6
----------------------------------------------------------------------------------------------------------------
    7
----------------------------------------------------------------------------------------------------------------
    8
----------------------------------------------------------------------------------------------------------------
    9
----------------------------------------------------------------------------------------------------------------
    10
----------------------------------------------------------------------------------------------------------------


II.  Matters Regarding Submitter


   5. Submitter (Bulk Holder)/5 (7)
        (1) Profile of Submitter (8)
         [1] Submitter (Bulk Holder)
----------------------------------------------------------------------------------------------------------------
   Individual / Judicial Person         Judicial person (Joint stock company)
----------------------------------------------------------------------------------------------------------------
   Name                                 Naoki Noda, President, TakaNichi Co., Ltd.
----------------------------------------------------------------------------------------------------------------
   Address or Location of Head          1-1, Maehata, Ooshima-cho, Toyota-City, Aichi Prefecture
   Office
----------------------------------------------------------------------------------------------------------------
   Former Name
----------------------------------------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
----------------------------------------------------------------------------------------------------------------

       [2] Individual
----------------------------------------------------------------------------------------------------------------
   Date of Birth
----------------------------------------------------------------------------------------------------------------
   Occupation
----------------------------------------------------------------------------------------------------------------
   Name of Company
----------------------------------------------------------------------------------------------------------------
   Address of Company
----------------------------------------------------------------------------------------------------------------

       [3] Judicial Person
----------------------------------------------------------------------------------------------------------------
   Date of Incorporation                December 27, 1960
----------------------------------------------------------------------------------------------------------------
   Name of Representative               Naoki Noda
----------------------------------------------------------------------------------------------------------------
   Title of Representative              President
----------------------------------------------------------------------------------------------------------------
   Business Purposes                    Manufacture and sale of interior parts of motor vehicles
----------------------------------------------------------------------------------------------------------------

       [4] Place to Contact
----------------------------------------------------------------------------------------------------------------
   Place to Contact and Name of         Kazuhisa Saiba, Leader of Legal Group, General Affairs Department
   Person in Charge
----------------------------------------------------------------------------------------------------------------
   Telephone Number                     0565-52-3458
----------------------------------------------------------------------------------------------------------------

     (2) Holding Purposes (9)
----------------------------------------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
----------------------------------------------------------------------------------------------------------------



     (2) Breakdown of Stock, Etc. Held by Joint Holder (17)
       [1] Number of Stock, Etc. Held
----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article        Article 27-23,           Article 27-23,
                                       27-23, Paragraph 3       Paragraph 3, Item 1      Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                                    693,679                 -                          72,300
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                      -          G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                      -          H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                      -          I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                 J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                 K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                 L
  Securities
----------------------------------------------------------------------------------------------------------------

           Total (shares)             M              693,679   N             -          O               72,300

----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which       P                    -
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q              765,979
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted       R                    -
  Shares Held
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares       S        3,609,997,492
  (shares) (as of July 31, 2003)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                            0.02
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                            0.02
  Held Stated in the Preceding
  Report (%)
----------------------------------------------------------------------------------------------------------------



     (4)Conditions concerning Acquisition or Disposal during the Last Sixty
        (60) Days of Shares, Etc. Issued by Issuing Company (11)
----------------------------------------------------------------------------------------------------------------
       Date            Kind of Stock, Etc.           Number         Acquisition / Disposal       Unit Price
----------------------------------------------------------------------------------------------------------------
                    Not applicable
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares,
Etc. (12)
----------------------------------------------------------------------------------------------------------------
   Not applicable.
----------------------------------------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held
       [1] Breakdown of Funds for Acquisition
----------------------------------------------------------------------------------------------------------------
   Amount of Own Funds (Y) (JPY 1,000)          -
----------------------------------------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)           -
   (JPY 1,000)
----------------------------------------------------------------------------------------------------------------
   Total Amount of Other Funds (V) (JPY 1,000)  -
----------------------------------------------------------------------------------------------------------------
   Breakdown of Above (V)                       -
----------------------------------------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition        -
   (JPY 1,000) (T+U+V)
----------------------------------------------------------------------------------------------------------------




       [2] Breakdown of Borrowings
----------------------------------------------------------------------------------------------------------------
  Number          Name             Type of         Name of          Location        Purpose of     Amount
            (Name of Branch)      Business     Representative                        Borrowing      (JPY 1,000)
----------------------------------------------------------------------------------------------------------------
    1       Not applicable.
----------------------------------------------------------------------------------------------------------------
    2
----------------------------------------------------------------------------------------------------------------
    3
----------------------------------------------------------------------------------------------------------------
    4
----------------------------------------------------------------------------------------------------------------
    5
----------------------------------------------------------------------------------------------------------------
    6
----------------------------------------------------------------------------------------------------------------
    7
----------------------------------------------------------------------------------------------------------------
    8
----------------------------------------------------------------------------------------------------------------
    9
----------------------------------------------------------------------------------------------------------------
    10
----------------------------------------------------------------------------------------------------------------


IV. Summary List Regarding Submitter and Joint Holders

1. Submitter and Joint Holders (18)

   Toyota Motor Corporation
   Towa Real Estate Co., Ltd.
   Toyota Auto Body Co., Ltd.
   Kanto Auto Works, Ltd.
   Horie Metal Co.,Ltd.
   TakaNichi Co., Ltd.

   2.Breakdown of Stock, Etc. Held by Submitter and Joint Holders (19)
      (1) Number of Stock, Etc. Held


----------------------------------------------------------------------------------------------------------------
                                          Main Text of Article       Article 27-23,         Article 27-23,
                                           27-23, Paragraph 3     Paragraph 3, Item 1     Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                                 247,309,175                  -                8,214,300
----------------------------------------------------------------------------------------------------------------

  Warrants (shares)                       A               400                  -          G

----------------------------------------------------------------------------------------------------------------
  Certificate of Stock Acquisition        B                                    -          H
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition Rights     C                                    -          I
  (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to            D                                               J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts Representing
  Ownership Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary Receipts       E                                               K
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject             F                                               L
  Securities
----------------------------------------------------------------------------------------------------------------
             Total (shares)               M          247,309,575  N            -          O     8,214,300
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which were      P                    -
  Transferred through a Margin
  Transaction and which are to be
  Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held             Q          255,523,875
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted           R                    -
  Shares Held
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

     (2) Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares         S         3,609,997,492
  (shares) (as of July 31, 2003)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc. Held                        7.08
  by the Above-stated Submitter (%)
  (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc. Held                         5.98
  Stated in the Preceding Report
  (%)
----------------------------------------------------------------------------------------------------------------
